Exhibit 99.15
MANAGEMENT’S
DISCUSSION
AND ANALYSIS
For the year and quarter ended
December 31, 2024

676D
SEM
SEM
GOLD & SILVER
Zgounder Millenium Silver Mining

AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 2024                                                        2
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver
Inc. (“Aya”) and its subsidiaries (together the “Corporation”), dated March 27, 2025, covers the three months ("Q4-2024" or the
"Quarter") and the year ended December 31, 2024. This MD&A is prepared by management and should be read in conjunction with the Corporation’s Audited Consolidated Financial Statements (“FS”) and related notes for the years ended December 31,
2024 and 2023. The Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP
Measures.” Additional information relating to the Corporation, including the most recent Annual Information Form (the “AIF”), will be available on SEDAR+ at www.sedarplus.com on March 31, 2025.
The Corporation’s December 31, 2024 FS and the related financial information contained in this MD&A have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”),
unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under
“Cautionary Statement Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of March 27,
2025, unless otherwise stated.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20243

AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20244
Business Overview

Aya Gold & Silver Inc. (the “Corporation" or “Aya”) is a Canadian based precious metals mining corporation which focuses on the exploration, development, production and acquisition of precious metals mining projects. The Corporation is focused on producing silver and exploration activities at its flagship project, the Zgounder property through its 100% ownership of
Zgounder Millennium Silver Mine S.A (“ZMSM”). On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill. The Corporation also owns 85% of the Boumadine polymetallic project and is the sole owner of the permits related to the Amizmiz, Azegour, Zgounder Regional, Tirzzit and Imiter bis properties. All of these properties are located in the
Kingdom of Morocco. The Corporation also owns through Algold Resources Ltd. (“Algold”), 75% of the Tijirit project located in
Mauritania. Aya’s registered office is located at 1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”. Aya’s issued and outstanding share capital totals 130,790,053 common shares on March 27, 2025. The Zgounder Silver Mine is in operation while all other projects are at the exploration and evaluation stage.
1 Non-GAAP measures, refer to page 30.
2 Non-GAAP Measures, consisting of cash of $30,944 and restricted cash of $18,246 (December 31, 2023, balances of $49,830 and $20,503 respectively).
3 Commercial production is defined herein as a period of 30 days of operations during which the new mill operated at a minimum of 60% of the mill nameplate throughput of 2,000 tpd. This milestone was reached on December 29, 2024. 45,683t were processed for the period averaging 76% capacity.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20245
2024 Highlights

•Operational and Financial:
•Silver production of 1,646,265 ounces (“oz”) in 2024 compared to 1,970,646 oz in 2023.
•Ore processed increased to 358,919 tonnes ("t") in 2024 compared to 281,634 tonnes in 2023.
•444,375 tonnes of ore mined in 2024 for an average of 1,214 tonnes per day ("tpd").
•Revenue of $39.1 million in 2024, a 9% decrease from 2023.
•Adjusted cash cost per silver ounce sold of $19.62 in 2024 compared to adjusted cash cost of $12.50 in 2023.1
•Robust financial position with $49 million of cash and restricted cash as at December 31, 2024, compared to $70 million as at December 31, 2023.2
•Signed a non-binding term sheet for the spinout of Amizmiz Gold Project and provides an exclusive option on Tijirit
Gold Project to Mx2 Mining, a new North Africa-focused gold company (See Proposed Transaction section).
•Expansion, Development and Exploration:
•Reached commercial production3 of the Zgounder Mine on December 29th, less than two months after the mill began processing the first ore.
•Conducted 35,931 meters (“m”) of diamond drill hole (“DDH”) drilling at Zgounder.
•Completed 10,257m of DDH on Zgounder Regional.
•Acquired 15 new permits at Boumadine, land position of 212km2 at year-end.
•Advanced development of Boumadine through 107,687m of drilling of combined DDH and reverse circulation ("RC").
Drilling at Boumadine culminated in a mineral resource update on February 24, 2025.
•Completed a 13,710-line km geophysical survey which identified multiple apparent conductivity anomalies on the
Boumadine project.
•Environmental, Social and Governance (“ESG”):
•Continued solidifying health and safety (“H&S”) processes through preventive measures, analyses, and 12,907 hours of training.
•90km, 60kV power line was commissioned and powered, providing low-carbon electricity for expanded operations:
•The renewable electricity is sourced from the Nareva-EEM wind farms in Morocco.
•Participated in the 2024 S&P Global Corporate Sustainability Assessment (“CSA”) and, for the first time, submitted enhanced disclosure to the 2024 Carbon Disclosure Project (“CDP”) questionnaire .
•Strengthened community engagement by launching livelihood and water access programs in partnership with local authorities.
•Established an experimental community saffron farm to serve as a training center and entrepreneurial incubator for local farmers.
4 Non-GAAP measures, refer to page 30.
5 Non-GAAP measures, refer to page 30.
5 Non-GAAP Measures, consisting of current assets of $76,540 less current liabilities of $53,116 (December 31, 2023, current assets of $80,399 less current liabilities of $46,695).
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20246
Q4-2024 and 2024 Operational and Financial Highlights

	Three-month periods ended			Years ended
	December 31,			December 31,
Operational for Zgounder	2024	2023	Variance	2024	2023	Variance
Ore Mined (tonnes)	102,485	176,208	(42)%	444,375	493,340	(10)%
Average Grade Mined (g/t Ag)	168	201	(17)%	162	213	(24)%
Ore Processed (tonnes)	113,674	66,449	71%	358,919	281,634	27%
Average Grade Processed (g/t Ag)	159	239	(33)%	171	250	(32)%
Combined Mill Recovery (%)	84.8%	86.7%	(1.9)%	83.7%	86.9%	(3.2)%
Milling Operations (tpd)	1,236	722	71%	981	772	27%
Silver Ingots Produced (oz)	235,227	173,117	36%	592,268	740,236	(20)%
Silver in Concentrate Produced (oz)	256,083	276,929	(8)%	1,053,997	1,230,410	(14)%
Total Silver Produced (oz)	491,310	450,046	9%	1,646,265	1,970,646	(16)%
Silver Ingots Sold (oz)	88,725	206,731	(57)%	455,451	726,395	(37)%
Silver in Concentrate Sold (oz)	249,007	300,904	(17)%	1,046,475	1,285,949	(19)%
Total Silver Sales (oz) (A)	337,733	507,635	(33)%	1,501,927	2,012,344	(25)%
Avg. Net Realized Silver ($/oz) (B/A)	27.65	21.81	27%	26.04	21.29	22%
Cash Costs per Silver Ounce Sold[4]	26.57	13.69	94%	21.71	12.50	74%
Adjusted Cash Costs per Silver Ounce Sold[5]	21.51	13.69	57%	19.62	12.50	57%

Financial
Revenues (B)	9,338	11,070	(16)%	39,117	42,849	(9)%
Cost of Sales	11,084	6,276	77%	33,735	27,042	25%
Gross (Loss) Profit	(1,746)	4,794	(136)%	5,382	15,807	(66)%
Operating (Loss) Income	(34,469)	1,399	(2,564)%	(38,747)	4,931	(886)%
Net (Loss) Income	(29,983)	3,590	(935)%	(26,027)	5,332	(588)%
Operating Cash Flows	2,356	(12,136)	(119)%	(8,615)	3,377	(355)%
Working Capital[6]	23,424	33,704	(31)%	23,424	33,704	(31)%
Cash	30,944	49,830	(38)%	30,944	49,830	(38)%

Shareholders
(Loss) Earnings per Share – basic	(0.23)	0.03	NM	(0.20)	0.05	NM
(Loss) Earnings per Share – diluted	(0.23)	0.03	NM	(0.20)	0.04	NM

*NM – Not Meaningful
7 Non-GAAP Measures, refer to page 30.
8 Non-GAAP Measures, refer to page 30.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20247
Q4-2024 Operational Highlights:
•Silver production of 491,310 oz, comprising 256,083 oz as silver concentrate and 235,227 oz as silver ingots.
•Mill average feed grade of 159 g/t Ag was recorded in Q4-2024 compared to 239 g/t Ag in Q4-2023, a decrease of 33%.
•Milling operations reached 1,236 tpd in Q4-2024 compared to 722 tpd in Q4-2023.
•Average combined mill recovery of 84.8% in Q4-2024 compared to 86.7% in Q4-2023, a decrease of 1.9%.
•Plant availabilities reached 91.5% and 98.4% for the flotation and cyanidation plants, respectively.
•102,485t of ore were mined in Q4-2024 for an average of 1,114 tpd mined compared to 176,208 tonnes (1,915 tpd) in
Q4-2023. The mining cadence was adjusted to reach stockpile levels planned for the start of the new plant.
•A total of 10,769m of drilling was completed at Zgounder, 424m on Zgounder Regional permits and 38,394m at
Boumadine.
•Cost of sales of $11,084 (Q4-2023 – $6,276) with an average adjusted cash cost per silver oz sold of $21.51 in Q4-2024 compared to $13.69 oz in Q4-2023.7
Q4-2024 Financial Highlights:
•Revenue from silver sales totaled $9,338 in Q4-2024, (Q4-2023 – $11,070), a decrease of 16% representing an average net realized price of $27.65 per oz (Q4-2023 - $21.81/oz).
•Operations generated a gross loss of $1,746 in Q4-2024 compared to a gross profit of $4,794 in Q4-2023, a decrease of
136%.
•Net loss was $(29,983) (diluted EPS of $(0.23)) in Q4-2024 primarily due to a non-recurring non-cash impairment charge of $27,350 related to the Tijirit Project, compared to a net income of $3,590 (diluted EPS of $0.03) in Q4-2023.
•Cash flow generated by operating activities of $2,356 in Q4-2024 compared to $(12,136) used in Q4-2023.
2024 Operational Highlights:
•Silver production totaled 1,646,265 oz, of which 1,053,997 oz as silver concentrate and 592,268 oz as silver ingots, in
2024. The 16% decrease compared with the silver ounces produced in 2023, is a direct result of the lower feed grade and recovery.
•Mill average feed grade processed of 171 g/t Ag was recorded in 2024 compared to 250 g/t Ag in 2023, a decrease of
32%.
•Milling operations averaged 981 tpd in 2024 compared to 772 tpd in 2023, an increase of 27%. Combined mill recovery averaged 83.7% in 2024 compared to 86.9% in 2023, a decrease of 3.2%.
•35,931m of DDH were completed at Zgounder, 10,257m on Zgounder Regional permits and 107,687m at Boumadine in
2024.
•Cost of sales of $33,735 in 2024 (2023– $27,042) with an average adjusted cash cost per silver ounce sold of $19.62/oz in 2024 compared to $12.50/oz in 2023.8
2024 Financial Highlights:
•Revenue from silver sales for 2024 totaled $39,117 (2023 – $42,849), a decrease of 9% representing an average net realized price of $26.04 per oz (2023 – $21.29/oz).
•Operations generated a gross profit of $5,382 in 2024 compared to $15,807 in 2023, a decrease of 66%.
•Net loss was $(26,027) (diluted EPS of $(0.20)) in 2024 primarily due to a non-recurring non-cash impairment charge of
$27,350  related to the Tijirit Project, compared to a net income of $5,332 (diluted EPS of $0.04 in 2023).
•Cash flow used by operating activities of $8,615 in 2024, compared to $3,377 generated in operating cash flow in 2023.
•On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77.6 million ($57.3 million). The Offering was completed by way of a prospectus supplement filed on February 8, 2024. The proceeds from the financing are intended for the advancement of exploration and development programs at Boumadine, the exploration program at Zgounder Regional and other properties, as well as for working capital and general corporate purposes.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20248
Operating Results

Q4-2024 Zgounder Silver Mine Operations
The total mining rate for the quarter averaged 1,114 tpd, for a total of 102,485t of ore mined at a grade of 168 g/t Ag. Overall mining rate was slightly reduced from previous quarters given the delay in start-up of the new plant. This mining rate ensured stockpiles were at 336,371 tonnes at the end of the year, in line with planned stockpile at the start of the new plant. Mining rate accelerated after commercial production was declared and is planned to reach 3,000 tpd by the end of 2025.
In Q4-2024, 60,000t of ore was mined from the open pit at an average grade of 186 g/t Ag. The open pit mine had a strip ratio of 23 during Q4-2024, in preparation for the increase in mining rate in 2025. The open pit mining rate was 15,360 tpd of total material moved in Q4, nearly double the 8,040 tpd rate in Q3, and nearly triple the 5,325 tpd rate in Q2. In January 2025, the open pit mining rate of total material moved increased above 22,000tpd. By the end of 2025, a mining rate of 40,000tpd of total material moved is planned for the open pit.
In Q4-2024, 42,485t was mined in the underground mine at an average grade of 142 g/t Ag. Cement backfill was commissioned and fully operational by year end. Old stopes were backfilled and mining resumed, the impacts of which are expected to be seen in early 2025. Underground development is progressing as planned, with new, deeper levels, being opened. The ramp is now past level 1,900 and the ramp is going down at an approximate rate of 25 vertical meters every two months.
In Q4-2024, 113,674t of ore was processed. Total mill availability for the quarter was 88%. Mill average processed feed grade was 159 g/t Ag, and combined mill recovery averaged 85%. Q4-2024 was highlighted by the declaration of commercial production of the new mill on December 29, 2024. During Q4-2024, the Corporation produced a total of 491,310 ounces of silver.
Figure 1 - Zgounder Emergency Responder Drills
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20249
Capital Projects
Capital projects in Q4-2024 were mainly related to the mine de-watering circuit and finalizing the new plant. Underground work focused on the ramp to lower levels. Level 1900 was reached, and the ramp is now going down continuously as per the long term mine plan.
In 2024, the expansion project as a whole was completed. The electrical line, mineral processing plant, underground electrification and other services such as ventilation on all levels were completed. Warehouses and the new assay laboratory were also completed.
The commercial production was declared on December 29, 2024, and ramp-up has been ongoing since.
Year 2024 - Zgounder Silver Mine Operations
The year 2024 was marked by the completion of the Zgounder mine and mill expansion, and the start of commercial production.
In 2024, 444,375t of ore was mined at an average grade of 162 g/t. Stripping ratio for the open pit was 16. As of December 31,
2024, 336,371t of ore was stockpiled at an estimated grade of 153g/t, allowing a comfortable buffer for the mine ramp-up.
358,919t of ore was processed at an average grade of 171 g/t. Combined mill recovery was 83.7% and is expected to reach a recovery rate of 89% in 2025, the feasibility study recovery rate, as the new mill is optimized.
The annual safety program is ongoing with interdepartmental safety meetings and training solidifying best practices at
Zgounder.
Development and Exploration

Zgounder Exploration
In Q4-2024, the Corporation drilled 10,769m of DDH on near-mine permits (definition and exploration drilling) with the aim of defining at-depth and lateral mineralization. Initial results from the at-depth program outlined significant down-plunge extensions of the deposit with thick high-grade interceptions. Underground holes ZG-SF-24-206 and ZG-SF-24-218 intersected
1,071 g/t Ag over 3.5m and 636 g/t Ag over 11.0m, respectively, confirming mineralization at depth at the granite contact outside of the current resource boundary. Four underground rigs were mobilized with the aim of expanding mineral resources at depth.
In 2024, drilling focused on targets west, near the major fault, at depth toward the granite contact and at east around the open-
pit area. Infill drilling, underground and surface, on the high-grade mineralization at the main ore body confirmed the mineralization and extended underground production zones. A total of 35,931m were drilled in the year.
Results include: DZG-SF-24-172 with 21.0m at 2,165 g/t Ag including 3.5m at 4,600 g/t Ag, DZG-SF-24-065 with 6.5m at 2,870
g/t Ag including 2.0m at 7,229 g/t Ag and ZG-23-54 with 7.0m at 1,846 g/t Ag including 5.0m at 2,095 g/t Ag. Silver mineralization at depth, near the granite contact was confirmed and extended 800m along strike, with results including: ZG-
SF-23-084 with 13.5m at 1,089 g/t Ag including 7.5m at 1,700 g/t Ag and 4.5m at 4,469 g/t Ag, ZG-SF-24-200 with 21.0m at
1,151 g/t Ag including 6.0m at 3,290 g/t Ag and ZG-SF-24-123 with 2.5m at 5,696 g/t Ag.
Zgounder Regional
In Q4-2024, a total of 424m of DDH were drilled on Zgounder Regional permits which concluded the 2024 regional drill program. In addition, detailed mapping and prospecting was carried out on both Tirzzit and Zgounder Far East permits.
In 2024, a total of 10,257m of DDH were completed on the Zgounder Regional permits, mostly on targets inside a two km radius of the mine. Although many results of this campaign are still pending, preliminary results received are showing anomalous silver occurrences indicating the potential for discovery of satellite deposits for the Zgounder Mine. A high resolution airborne geophysical survey was carried over the Tirzzit area in addition to a stream sediment geochemistry campaign on both Tirzzit and Zgounder Far East permits. Results will be reviewed and will inform the 2025 drilling program.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202410
Zgounder Construction
The Corporation completed the Zgounder Silver Mine expansion. Commercial production was declared on December 29, 2024 and ramp-up is ongoing to reach nameplate capacity in early 2025.
•Mine expansion was completed.
•Open pit and underground mines are ramping up as planned.
•New mill reached commercial production end of December 2024.
•Tailings and water storage facilities are complete and operational.
•Electrical infrastructure is fully complete and operational.
•Underground development, both lateral and vertical, is complete.
Underground Mine Development
All mine development included in the expansion initial capital budget has been completed. Mine development is now focused on stope access and definition as part of our ramp-up program. Installation of mine services included in the expansion are completed, with the exception of full 4G coverage and sub level de-watering that are ongoing.
Construction of both surface and underground mine infrastructures, including workshops, warehouses, backfill station, and the electrical substation are completed and all sectors are fully functional or ramping up. The current ore stockpile allowed the team to mine at a steady rate in Q4-2024 and delivered new stopes for mine ramp-up as the mill is being commissioned.
Open Pit
The open pit operation has been ongoing and ramping up steadily. With a north east extension confirmed and deeper western sector viable, the pit design is consistently improved, adding comfort to 2025 ramp-up.
Figure 2 - Open pit progression at Zgounder
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202411
Processing Plant
The plant was fully operational as of December 31, 2024. Commercial production was declared. Mill ramp-up is expected to reach name-plate capacity in early 2025.
Figure 3 - The new mineral processing plant in operation during the night
Figure 4 - New Merrill Crowe and Refinery Building
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202412
Infrastructure
Commissioning of the new assay laboratory was completed by year-end. Construction of the new warehouses and workshops are complete, and both are in use.
Water storage infrastructures were at full capacity, securing water supply for the year, the new tailing storage facility in operation as well as the new plant, fully commissioned.
Figure 5 - Overview of the tailing storage facility and water storage basins
9 All intersections are in core lengths. Ag equivalent is based on a silver price of US$21/oz with a process recovery of 89%, a gold price of US$1,900/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/
lb with a process recovery of 75% resulting on the following ratios: 1g/t Au: 76.9 g/t Ag; 1% Cu: 97.63 g/t Ag; 1% Pb: 27.7 g/t Ag; 1% Zn: 28.1 g/t Ag.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202413
Boumadine Development
The fourth quarter saw the Corporation drill 36,515m DDH and 1,879m RC at Boumadine to explore along strike and test new targets identified by the mapping and geophysical program. Priority of assaying was given to Zgounder samples in Q4-2024, resulting in an increase in turn-around time for Boumadine results. The Corporation also acquired a new permit, in the vicinity of the Boumadine Main Trend.
2024
107,687m out of the initial 120,000m program was completed in 2024, extending the strike length from 3.8 km to 5.4 km.
An estimated mineral resources, was released on April 16, 2024, consisting of an Inferred Mineral Resource of 23.6Mt at 85 g/t
Ag, 2.62 g/t Au, 2.32% Zn and 0.84% Pb containing an estimated 64.7Moz of Ag, 1.98Moz of Au, 546kt of Zn and 198kt of Pb
and an Indicated Mineral Resource of 2.0Mt at 113 g/t Ag, 2.51 g/t Au, 4.32% Zn and 1.07% Pb containing an estimated
7.4Moz of Ag, 165koz of Au, 88kt of Zn and 22kt of Pb.
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an
Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag,
2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq8, an increase of 19%, and an Indicated Mineral
Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb. Representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.
In H1-2024, the Corporation completed a satellite mapping and spectral study on Boumadine using WorldView-3 data over
674km2. The study identified numerous clay alteration halos like Boumadine. In addition, an extensive regional airborne geophysical survey, covering an area of 1,266km2 with 13,714-line km was completed. The survey identified multiple parallel, on-trend conductive anomalies similar to known conductors identified at Boumadine Main Trend. The continuation of the
Boumadine south main trend anomaly and a series of new N340 and north–south oriented conductive anomalies; and a very large, apparent conductive anomalies occurring 5km west of Boumadine, of similar orientation and stronger intensity than the
Boumadine Main Trend conductor. This very large system also includes strong potential conductors occurring in an east-west direction. Some of these anomalies started to be test drilled in Q4 but most of these are expected to be test drilled in 2025.
Drilling results for 2024 include: high grade mineralization intercepted in the Main Trend including: 763 g/t AgEq9 over 3m
(1.53 g/t Au, 311 g/t Ag, 4.4% Zn, 1.8% Pb and 0.04% Cu, BOU-DD23-223) and 991 g/t AgEq8 over 17.6m (2.64 g/t Au, 247 g/t
Ag, 7.7% Zn, 1.2% Pb and 0.3% Cu, BOU-DD23-230). Polymetallic mineralization on the Tizi Zone which was extended from
400m to 2.0km in length with intercepts of: 1,021 g/t AgEq8 over 3.0m (11.48 g/t Au, 89 g/t Ag, 0.78% Zn, 0.15% Pb and 0.24%
Cu, BOU-DD24-306) and 445 g/t AgEq8 over 13.7m (4.9 g/t Au, 42 g/t Ag, 0.35% Zn, 0.37% Pb and 0.06% Cu, BOU-DD24-306).
High grade gold at Imarriren Zone below the known mineralization with: BOU-DD24-284 intercepting 1,317 g/t AgEq8 over 1.9m
(15.7 g/t Au, 91 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu).
In 2024, the Corporation continued to shore up its Boumadine land holdings through the acquisition of 15 permits. Its
Boumadine land package increased by 117% to total 212 km² by year-end 2024. The Corporation also added 4 mining licenses in January 2025 to extend its land package to 272 km2.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202414
Figure 6 - Plan View of Boumadine Property with Existing Permits over Apparent Conductivity at 175Hz
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202415
Sustainability

Q4-2024 Sustainability
During Q4-2024, the Corporation continued to implement its Environment and Social Management System (“ESMS”). Below are
the main activities during the quarter:
•Provided 1,387 hours of health and safety training.
•Continued training and drills on mining rescue team for Emergency Preparedness and Response Plan (“EPRP”), and
started creating of a new team specialized for emergency situations at the new plant, including environmental emergency.
•Conducted a biodiversity inventory to account for seasonal variation.
•Continued community engagement:
•Education – Launched an online educational program for middle school children in a second school.
•Health – Conducted glycated hemoglobin and ENT mobile clinics.
•Water access – Distributed water distribution equipment to the village of Tamaloute for 60 households.
•Livelihood projects:
•Harvested saffron for the second year on the pedagogic saffron farm in partnership with a local NGO.
•Held several brainstorming workshops with communities to help draft project proposals for 2025 ZMSM
Annual Community Investment Plan.
•Stakeholder engagement plan – Held workshops with communal councils and cooperatives to discuss revised plan.
Figure 7 - Graduate from Aya-supported Literacy Program
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202416
2024 Sustainability
Sustainability and responsible mining is a key part of Aya’s business strategy and an essential part of maintaining our social license to operate.
The Corporation issued its inaugural Modern Slavery Report in May 2024 as per the new Fighting Against Forced Labour and
Child Labour in Supply Chains Act, which came into effect on January 1, 2024. This report provides a comprehensive overview of the Corporation’s efforts to combat modern slavery within its operations and supply chains.
We also published our annual Sustainability Report in June 2024, highlighting progress and achievements in 2023 across a range of ESG practices. During the year, the Corporation continued to implement its ESMS which is aligned with EBRD performance requirements. ESG policies and practices are being embedded across the business, and the Corporation’s ESG
Report was aligned with the Global Reporting Initiative (“GRI”), Sustainability Accounting Standards Board (“SASB”)
frameworks, and the Task Force on Climate-Related Financial Disclosures (“TCFD”). For the first time, we published a dedicated ESG data table alongside the Sustainability report as part of our continued efforts to provide transparent, accessible, and comparable data to investors and all stakeholders.
In 2024, the Corporation mandated consultants to review and assist the Corporation in enhancing its ESG disclosures. The mandate included a review of the 2023 Sustainability report and preparation for the 2024 report.
Environment
The Corporation is in the early stages of its climate change journey, with strong progress made over the past three years. The
Corporation has launched and is improving its reporting by developing and implementing its climate change roadmap.
The year 2024 saw the Corporation make significant progress towards decarbonizing its expanded Zgounder operations.  In
July 2024, the Corporation completed the commissioning of its electrical line and began powering its Zgounder Silver Mine with renewable energy. The power line ensures low-carbon electricity for expanded operations, where the green electricity is sourced from the Nareva-EEM wind farms in Morocco, and is expected to lower Zgounder’s carbon intensity by 88% in 2025 compared to 2021.
The Corporation’s environment department continued to work closely with the construction and operational readiness teams as the Zgounder Mine expansion neared completion. Throughout the year, the Corporation continued implementing the Global
Industry Standard on Tailings Management and monitoring local water and air emissions quality through third-party providers.
Furthermore, the Corporation updated the biodiversity baseline study for Zgounder, which informed a new biodiversity management plan.
Health and Safety
Protecting the health and safety of its employees is the Corporation’s number one priority. Through its programs, the
Corporation continuously promotes a safe work environment at its operating and development sites. After having more than doubled training hours in 2023 on a year-on-year basis, the number of training hours continued its trajectory in 2024, reflecting the Corporation’s focus on safety. There was a slight increase in the overall frequency of accidents at Zgounder operations in
2024, which is highly correlated with the increase in construction intensity with increase manpower and new contractors present on site. Severity rates, however, decreased slightly compared to 2023.
We continued drills and training for our response team in emergency readiness and carried out a range of rescue scenarios simulating real-life situations, including ground movement, equipment fires, and evacuating trapped miners. The team became fully operational in 2024 and will continue to train on a continuous basis.
Community Engagement
Creating shared value between the Zgounder Silver Mine and its host communities creates a positive legacy that will last beyond the life of the mine. The Corporation partners with local authorities in administering a social development program in the areas of education, health, water access and livelihood projects.
In 2024, the Corporation continued the path laid in the previous year. We expanded the implementation of our Stakeholder
Engagement Plan (“SEP”) and Community Grievance Management System that are aligned with the IFC and EBRD best practices. With the help of local experts in community engagement, workshops with local stakeholders were held to continue building awareness and capacity of the SEP.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202417
Community activities expanded throughout the year with the launch of new livelihood projects designed to empower communities through sustainable business practices. The livelihood program included the launch of an experimental community saffron farm that will serve as a training center for farmers in the region. Furthermore, the Corporation initiated a project to help co-operatives reach their full potential by reinforcing governance best practices and by offering as-needed training.
The Corporation continued supporting regional health authorities by holding several mobile health clinics in addition to continuing the mine doctor’s weekly community clinic. Local education capacity was strengthened during the period through donation of school supplies, organization of literacy classes and online support for local schoolchildren. The first water access program was rolled out to expand water infrastructure in seven villages.
Governance
Aya’s corporate governance transformation has been central to its success. In 2024, the Corporation took the next step in its journey by further strengthening governance practices and moving beyond compliance.
As part of its commitment to maintaining diversity at the Board level, the Board nominated Ghislane Guedira Bennouna to fill the vacancy left by the resignation of Natacha Garoute. Mrs. Guedira, a seasoned mining executive with extensive experience in mining, finance and audit, is the first Moroccan member of Aya’s Board of Directors, further reinforcing the Corporation’s commitment to inclusivity and governance excellence.
In 2024, Aya also enhanced its measurement and disclosure practices beyond its annual ESG and Sustainability reports by publishing its inaugural voluntary sustainability performance report to the 2024 Carbon Disclosure Project (“CDP”), focusing on forest and water. The Corporation continued its participation in S&P Global’s Corporate Sustainability Assessment (“CSA”),
achieving an improved score of 47, up from 40. This places Aya on par with or ahead of many larger mining companies and significantly above its peers.
2024 Guidance Review

This section provides a review of 2024 revised guidance provided on November 13, 2024 in Q3-2024 Management's
Discussion and Analysis.

Zgounder	2024 Actuals	2024 Revised Guidance
Total Silver production (M oz)	1.65	1.60 – 1.80
On September 6, 2024, the Corporation announced a delay in commissioning due to the EPC provider having to correct the installation of the ball mill hydraulic unit. Along with this delay, the Corporation indicated it would revise 2024 production guidance. Production guidance was expected to be 1.6 - 1.8Moz for 2024. As a result of the delay in commissioning and its impact on the Corporation's prior production guidance, the Corporation withdrew all other guidance figures presented in the year-end 2023 MD&A and March 28, 2024 press release.
Actual 2024 production is within the range expected at 1.65Moz.
10 Non-GAAP Measures, refer to page 30.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202418
2025 Guidance and Outlook

This section provides management’s production outlook and cost guidance for 2025. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this
MD&A. Actual results may vary based on internal and/or external factors.
The Corporation expects 2025 production from Zgounder to range between 5.0 and 5.3 million silver ounces at a cash cost10 bracket of between $15.00 - $17.50/oz. Costs are expected to be higher in the first part of the year and steadily improve as production is expected to ramp up to reach steady state. The following foreign currency assumptions were used in the guidance: US$/C$ 1.40; and US$/MAD 10.10.
The Corporation’s primary focus for 2025 is ramping up the plant and mining to steady state of 3,000 tpd while rationalizing costs.
The table below provides the Corporation’s guidance in 2025:

Zgounder	2025 Guidance
Silver production (M oz Ag)	5.0 – 5.3
Silver cash cost ($/oz)[9]	15.00 – 17.50
Recovery (%)	84 – 88
Average grade processed (g/t Ag)	170 – 200
Exploration & development for all Moroccan projects ($ million)	25 – 30
The Corporation may revise guidance during the year to reflect changes in expected results.
Sales Mix and Product Strategy
In 2024, the Corporation's silver sales were comprised of approximately 70% silver concentrate and 30% silver ingots. Sales of silver concentrate are typically payable at 85% once treatment charges and refining charges are considered. With the new
Zgounder mill in operation, only silver ingots will be produced and sold starting in Q2-2025. This shift is expected to improve overall realized price for a given sales volume by increasing the payable of silver ingots compared to concentrate.
Cost of Sales and Production Strategy
In 2024, approximately 60% of ore mined originated from the underground mine, while the remaining 40% was sourced from the open pit. The underground mine operates at a higher cost per tonne of ore mined compared to the open pit, and recent history shows that open pit has performed better in terms of ore recovery and grade predictability. To enhance cost efficiency and improve margins, the Corporation is planning to transition its production strategy to approximately 1/3 underground and
2/3 open pit mix. This shift is expected to significantly reduce overall mining costs in the coming quarters and contribute to improved cash costs. An updated mine plan is being completed to support this change in mining strategy.
2025 Exploration Program
An exploration budget of between $25-30 million has been set for 2025, focusing on Boumadine (100,000m – 140,000m),
Zgounder and Zgounder Regional (20,000m – 25,000m).
At Boumadine, 50% of the drilling is expected to focus along the Main Trend and Tizi with the objective to continue extending the known mineralization trend along strike and at depth and to infill known areas as the project keep advancing towards a preliminary economic assessment. The remaining drilling is greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work.
At Zgounder, follow up on underground targets generated from the 2024 program will be executed. An additional 10,000m will be drilled on targets within the Zgounder Regional permits with the objective of finding similar mineralization to Zgounder.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202419
2025 Sustainability Outlook
In 2025, the Corporation maintains its focus on consolidating its management processes with the goal of minimizing the environmental and social impacts from current and expanded operations, while continuously enhancing its safety culture. The following activities will be prioritized:
•Engage in a comprehensive double materiality assessment to enhance the accuracy and relevance of our sustainability reporting.
•Advance the migration of climate-related reporting from TCFD to IFRS S2 reporting standards.
•Further embed a zero-incident health and safety culture and operationalize the mine response teams.
•Improve the waste management plan.
•Increase data gathering and environmental monitoring at Zgounder.
•Collaborate with local authorities to enhance local water access, strengthen livelihood projects particularly for women, and build community resiliency:
•Health – Mobile and weekly health clinics in partnership with Moroccan institutions and community organizations.
•Education – Reinforce local capacity through school supplies, online support for middle-school children, and an adult literacy program.
•Livelihood projects – Launch an inaugural “Call for Proposals” where community members are invited to submit their business projects on various livelihood projects, and those selected will earn support from the Corporation to develop their project and seek further funding opportunities.
•Stakeholder engagement – Deepen communication and awareness of the revised Stakeholder Engagement Plan and grievance mechanism.
11 Non-GAAP Measures, refer to page 30.
12 Non-GAAP Measures, refer to page 30.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202420
Overview of Financial Performance

For the three and twelve-month periods ended December 31, 2024 and 2023 (in thousands of dollars):

	Three-month periods ended			Year ended
	December 31,			December 31,
	2024	2023	Variance	2024	2023	Variance
Revenues	9,338	11,070	(16)%	39,117	42,849	(9)%	(1)
Cost of sales	11,084	6,276	77%	33,735	27,042	25%	(2)
Gross (loss) profit	(1,746)	4,794	(136)%	5,382	15,807	(66)%	(3)
General and administrative expenses	5,082	3,395	50%	16,488	10,876	52%	(4)
Impairment on exploration and evaluation assets	27,350	—	NM	27,350	—	NM	(5)
Loss on capital asset disposal	291	—	NM	291	—	NM
Operating (loss) income	(34,469)	1,399	NM	(38,747)	4,931	NM
Net finance income	2,619	2,885	(9)%	13,947	4,285	225%	(6)
Net (loss) income before income taxes	(31,850)	4,284	(843)%	(24,800)	9,216	(369)%
Income tax (recovery) expense	(1,867)	694	(369)%	1,227	3,884	(68)%	(7)
Net (loss) income for the period	(29,983)	3,590	(935)%	(26,027)	5,332	(588)%	(8)
Income per share (diluted)	(0.23)	0.03	NM	(0.20)	0.04	NM	(8)
NM – Not Meaningful
Three-month period ended December 31, 2024, compared to the three-month period ended December 31, 2023
1.Revenues from silver sales totaled $9,338 in Q4-2024 compared to $11,070 in Q4-2023, driven by a 33% decrease in ounces sold to 337,733 oz in Q4-2024 compared with 507,635 oz in Q4-2023. The average net realized silver price per oz sold increased by 27% to $27.65 in Q4-2024 compared to $21.81 in Q4-2023.
2.Cost of sales in Q4-2024 increased by 77% compared to Q4-2023, driven by lower processed grades, which required higher tonnage to produce the same silver output, thereby increasing unit costs. Additional operational costs for expansion preparations, mine ramp-up, health and safety activities, hiring of new staff, training and the two-month delay in the expansion of the new Zgounder plant. In aggregate these costs of approximately $1.7 million raised the cash cost per silver ounce sold to $26.57 in Q4-2024 compared to $21.71 in Q4-2023.11 These extra costs are expected to normalize in the coming quarters as production ramps up with the operation of the new Zgounder plant. The additional costs represented
$5.06/oz sold. On an adjusted basis, excluding these non-recurring costs, the adjusted cash cost per silver ounce sold is
$21.51/oz in Q4-2024.12 A write-down of inventory of $294 was also booked in Q4-2024 to bring the inventory of silver concentrate to its net realizable value, further increasing the cost of sales. In addition, the non-cash expense related to share-based compensation has increased by $580 in Q4-2024 compared to Q4-2023.
3.Gross (loss) profit for the quarter was $(1,746) compared to $4,794 in Q4-2023, representing a decrease of 136%. The decline reflects the impact of lower sales volumes and increased cost of sales as explained above with a partially offset from the higher average net realized silver price per oz.
4.General and administrative expense increased by 50% in Q4-2024 compared with Q4-2023. The Corporation now has multiple projects in Morocco and one in Mauritania and, as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Montreal and in Morocco. The non-cash expense related to share-based compensation has increased by $1,959 in Q4-2024 compared to Q4-2023 largely due to the grant of 5 million share purchase options at an exercise price of C$15.63.
5.Impairment on exploration and evaluation assets includes a $27,350 impairment charge related to the Tijirit Project owned by the Corporation at 75%. Given the contemplated transaction with Mx2 (see Proposed Transaction section), the
Corporation requested a three-year extension to the Tijirit permit. In December 2024, the Mauritanian government took a
13 Non-GAAP Measures, refer to page 30.
14 Non-GAAP Measures, refer to page 30.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202421
unilateral decision to grant a 6-month extension ending in June 2025, for commissioning a production facility. The validity of the Tijirit permit is expected to be uncertain at the end of the extension, and the asset’s recoverable amount was deemed to be $nil, resulting in a full impairment loss as of December 31, 2024. (See Note 7 of the FS).
6.Net finance income decreased by $266 in Q4-2024 compared to Q4-2023 due to a decrease in foreign exchange gain of
$163 and a decrease in the fair value of options contracts of $118 between Q4-2024 and Q4-2023.
7.Income tax expense in Q4-2024 decreased by 369% compared with Q4-2023, due to a decrease in the net taxable income of our Moroccan operating entity and by the recognition of net deferred income taxes of $300. The Corporation recognized net deferred tax assets for an amount of $1,808. The decrease was partially offset by $553 in accrued withholding taxes on interest on advances in Morocco in 2024.
8.Net (loss) income of $(29,983) (diluted EPS of $(0.23)) was recorded in Q4-2024 compared to net income of $3,590
(diluted EPS of $0.03 in Q4-2023).
Year ended December 31, 2024, compared to the year ended December 31, 2023
1.Revenues from silver sales totaled $39,117 in 2024 compared to $42,849 in 2023, representing a 9% decrease. The decrease is largely due to a decrease of 25% in silver sold to 1,501,927 oz in 2024 compared with 2,012,344 oz in 2023.
Year to date, the average grade processed at Zgounder was 171 g/t compared to 250 g/t over the same period last year, a decrease of 32%. Grade impacts mill recovery which decreased by 3.2% compared to 2023. The decrease in sales quantity was partially offset by the average net realized silver price per oz sold which increased by 22% to $26.04 in 2024 compared to $21.29 in 2023.
2.Cost of sales increased by 25% in 2024 compared to 2023, driven by lower processed grades, which required higher tonnage to produce the same silver output, raising the cash cost per oz sold to $21.71 in 2024 compared to $12.50 in
2023.13 This is largely due to an increase in operational costs associated with preparation for the expansion, mine ramp-up, hiring of new staff, training, health and safety activities and the two-month delay in the expansion of the Zgounder Mine.
Underground mine costs increased following a change of contractor to catch up on the installation of retaining bolts and screens. In aggregate, these additional costs totaled approximately $3.1 million. The additional costs represented $2.09/oz sold. On an adjusted basis, excluding these non-recurring costs, adjusted cash cost per ounce sold is $19.62/oz in 2024.14
A write-down of inventory of $294 was also booked at year end 2024 to bring the inventory of silver concentrate to its net realizable value, further increasing the cost of sales. In addition, the non-cash expense related to share-based compensation has increased by $580 in 2024 compared to $nil in 2023.
3.Gross profit decreased by 66% in 2024 compared to 2023 due to lower sales volume and higher cost of sales. Higher costs of ounces sold was largely due to lower average grade processed and lower combined mill recovery offset by an increase of 22% in average net realized silver price per oz sold.
4.General and administrative expenses increased, by 52%, in large part because of the increase in personnel as the
Corporation continues to build out operations, exploration and development teams. The Corporation now has multiple projects in Morocco and one in Mauritania and, as such, G&A expenses have increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Montreal and in Morocco.  The non-cash expense related to share-based compensation has increased by $4,450 in 2024 compared to 2023 largely due to the grant of 5 million share purchase options at an exercise price of C$15.63.
5.Impairment on exploration and evaluation assets includes a $27,350 impairment charge related to the Tijirit Project owned by the Corporation at 75%. Given the contemplated transaction with Mx2 (see Proposed Transaction section), the
Corporation requested a three-year extension to the Tijirit permit. In December 2024, the Mauritanian government took a unilateral decision to grant a 6-month extension ending in June 2025, for commissioning a production facility. The validity of the Tijirit permit is expected to be uncertain at the end of the extension, and the asset’s recoverable amount was deemed to be $nil, resulting in a full impairment loss as of December 31, 2024. (See Note 7 of the FS).
6.Net finance income increased by $9,662 in 2024 compared with 2023 mainly due to a foreign exchange gain of $10,175 in
2024 compared to a foreign exchange gain of $1,571 in 2023. These gains are due to the 8% appreciation of the USD against the Canadian dollar mainly on advances made in USD to Moroccan subsidiaries which generated approximately
$9.7 million gain in 2024. In addition, there was an increase in interest income in 2024, which amounted to $3,867 compared to $2,491 in 2023, due to a higher cash balance. The gain in fair value of options contracts has been reduced by
$239 compared to 2023.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202422
7.Income tax expense in 2024 decreased by 68% compared with 2023 due to a decrease in the taxable income of our
Moroccan operating entity and by the recognition of net deferred income taxes of $300. The Corporation recognized net deferred tax assets for an amount of $1,808. The decrease was partially offset by approximately $1,417 in accrued withholding taxes on interest on advances in Morocco in 2024.
8.As a result of the foregoing, a net loss of $(26,027) (diluted EPS of (0.20)) was recorded in 2024 compared to a net income of $5,332 (diluted EPS of $0.04) in 2023.
Selected Annual information

Years ended December 31,
	2024	2023	2022
Revenues	39,117	42,849	38,245
Net (Loss) Income	(26,027)	5,332	1,398
(Loss) Earnings per Share – basic	(0.20)	0.05	0.01
(Loss) Earnings per Share – diluted	(0.20)	0.04	0.01
Dividends per share	—	—	—
Total Assets	400,107	333,057	156,804
Total Non-Current Financial Liabilities	97,638	58,559	1,233
15 Non-GAAP Measures, refer to page 30.
16 Non-GAAP Measures, refer to page 30.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202423
Summary of Quarterly Results

Selected quarterly information

	Revenues	Net (Loss) Income	Net (Loss) Income per share (diluted)
Quarter ended	$	$	$
December 31, 2024	9,338	(29,983)	(0.23)
September 30, 2024	11,024	(263)	(0.00)
June 30, 2024	13,678	6,813	0.05
March 31, 2024	5,077	(2,594)	(0.02)
December 31, 2023	11,070	3,590	0.03
September 30, 2023	11,714	1,206	0.01
June 30, 2023	9,621	(525)	(0.00)
March 31, 2023	10,444	1,061	0.01
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. These additional costs will represent a smaller portion of revenues once additional production from the new plant increases as planned in Q1-2025. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75%
was taken in Q4-2024. (See Note 7 of the FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at
159 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.
Revenues in Q1-2024 were $5,077 compared to $11,070 in Q4-2023. The Corporation sold 238,266 oz of silver in Q1-2024 compared to 507,635 oz of silver in Q4-2023. The average grade processed came in lower at 173 g/t in Q1-2024 compared to
239 g/t in Q4-2023. The Corporation increased its inventory of silver in concentrate by $1,830 in Q1-2024, affecting sales negatively during the quarter since fewer ounces were sold. As a result of lower revenues and higher G&A expenses, the
Corporation recorded a net loss of $(2,594) in Q1-2024 compared to a net income of $3,590 in Q4-2023.
The net income in Q4-2023 increased by 198% from Q3-2023 due to a net finance expense of $1,385 in Q3-2023 compared to a net finance income of $2,885 in Q4-2023 and the recognition of a deferred tax asset of $1,765 in Q4-2023 compared to $(138)
in Q4-2022. The increase has been partially offset by the increase in cash cost per silver ounce sold15 which went from $10.73 in Q3-2023 to $13.69 in Q4-2023.
Revenues in Q3-2023 increased by 24% from Q2-2023 mainly due to the increase in sales volume in Q3-2023 to 543,983 oz compared with 439,080 oz in Q2-2023, resulting in a net profit of $1,206 compared to a net loss of $(525) in Q2-2023.
Revenues in Q2-2023 decreased by 8% from Q1-2023 mainly due to the decrease in sales volume in Q2-2023 to 452,523 oz compared with 508,204 oz in Q1-2023, resulting in a net loss of $(525) compared to a net income of $1,061 in Q1-2023.
Revenues in Q1-2023 decreased by 22% from Q4-2022 due to a 24% decrease in the sales volume to total 508,204 oz sold in
Q1-2023, compared to 669,506 oz sold in Q4-2022. The net profit was negatively affected by the cash cost16 per silver ounce sold that went from $10.94 in Q4-2022 to $14.56 in Q1-2023. This increase in cash cost was partially offset by the average net realized silver price per ounces sold  that went from $19.90 in Q4-2022 to $20.55 in Q1-2023, resulting in a net income of
$1,061 in Q1-2023 compared to $1,963 in Q4-2022.
17 Non-GAAP Measures, consisting of current assets of $76,540 less current liabilities of $53,116 (December 31, 2023, current assets of $80,399 less current liabilities of $46,695).
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202424
Liquidity and Capital Resources

As at December 31, 2024, the Corporation had working capital of $23,424 compared to $33,704 as at December 31, 202317 including cash of $30,944 ($49,830 on December 31, 2023). The Corporation has sufficient liquidity to finance its operations for at least the next 12 months. Although the Corporation used $8,615 in operating cash flow in 2024, principally from the
Zgounder operation, the Corporation anticipates generating cash flow from the Zgounder mine in 2025. The Corporation's principal sources of financing in the past have been equity and debt financing. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To continue its exploration, development, expansion activities and be able to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets.
As part of its $100 million financing with EBRD, the Corporation is required to maintain $18 million in restricted cash as a Cost
Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, any unused portion of the COF may be reallocated to fund the $16.25 million Debt Service Reserve Account (“DSRA”). Project Completion
is defined as achieving at least 90% of forecasted silver production over a 90-day period, with no month below 85%, based on the banking base case model. While timing remains uncertain, the requirement to maintain the full COF, and eventually the
DSRA, limits the Corporation’s accessible cash. As these funds are not available for general corporate use, and with existing debt facilities fully drawn and no new equity financing currently arranged, the Corporation’s liquidity are constrained.
The following table summarizes the corporation’s cash flow activity during the three and twelve-month periods ended
December 31, 2024 and 2023:

	Three-month periods ended		Year ended
	December 31,		December 31,
Cash Flow	2024	2023	2024	2023
Operating cash flows before working capital	198	(648)	2,655	9,688
Change in non-cash operating working capital	2,158	(11,488)	(11,270)	(6,311)
Net cash flow from (used in) operating activities	2,356	(12,136)	(8,615)	3,377
Net cash flow (used) in investing activities	(22,470)	(14,711)	(94,009)	(127,623)
Net cash flow (used in) from financing activities	(389)	24,515	88,478	133,353
Effect of exchange rate changes on cash in foreign currencies	(3,388)	1,552	(4,740)	1,363
Net (decrease) increase in cash	(23,891)	(780)	(18,886)	10,470
Cash beginning of the period	54,835	50,610	49,830	39,360
Cash end of period	30,944	49,830	30,944	49,830
Operating
The operating cash flow in Q4-2024 was positively impacted by changes of $2,158 in working capital items, mainly due to a decrease in accounts receivable, higher accounts payable and lower prepaid and security deposits. The increase was partially offset by an increase in inventory, income tax receivable and sales tax receivable.
During the year ended December 31, 2024 the Corporation’s generated operating cash flow before working capital items of
$2,655, compared to $9,688 for the same prior-year period. The decrease was driven by higher operating loss in 2024 compared to 2023. See section Overview of Financial Performance.
The operating cash flow in 2024 was negatively impacted by changes of $11,270 in working capital items, mainly due to an increase in accounts receivable, inventories, income tax receivable, deposit in trust, a decrease in income tax payable, which were partially offset by a decrease in prepaid and security deposits, sales tax receivable and an increase in accounts payable.
Investing
During the three-month period ended December 31, 2024, the Corporation used cash of $22,470 in investing activities compared to $14,711 in Q4-2023. The decrease in due to higher capital expenditures with $17,253 spent in Q4-2024 primarily for the Zgounder expansion, compared to $7,034 in Q4-2023. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Additions to mining properties were $223 in Q4-2023 compared to $54 in Q4-2023. Exploration and evaluation assets, mainly for the Boumadine, Zgounder and Zgounder Regional projects, were
18 Includes $3.2 million in share issue costs related to the February 14, 2024 C$77.6 million financing.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202425
$4,310 in Q4-2024 compared to $7,623 in Q4-2023, in line with the planned budget for exploration. Aya invested $695 in Mx2's financing (see Proposed Transaction section).
During the year ended December 31, 2024, the Corporation used cash of $94,009 in investing activities compared to $127,623 in the same prior-year period. The decrease is related to the acquisition of property plant and equipment and deposits to supplier for capital expenditures, both of which relate to the Zgounder expansion for $65,450 in 2024 compared to $86,909 in
2023. Additions to mining properties were $223 in 2024 compared to $854 in 2023. An investment of $29,891 was made in exploration and evaluation assets for the various exploration assets of the Corporation in 2024 compared to $21,860 in 2023.
$2.2 million in restricted cash which served as collateral for a foreign exchange line of credit was released in 2024 compared to $18,000 of cash that was moved to restricted cash in 2023 to securitize the EBRD loan. Aya invested $695 in Mx2's financing (see Proposed Transaction section).
Financing
During the three-month period ended December 31, 2024:
•The Corporation drew down $nil from the EBRD loan compared to $25,000 for the same prior-year period. The proceeds have been solely used for the Zgounder expansion. $306 deferred financing costs were paid in Q4-2024 compared to $460 in Q4-2023.
•No stock options were exercised in Q4-2024 compared to proceeds of $43 in Q4-2023.
•Lease liabilities payments between Q4-2024 and Q4-2023 were at a comparable level.
During the year ended December 31, 2024:
•The Corporation drew down $40,000 from the EBRD loan compared to $60,000 for prior year. The drawdowns have been solely used for the Zgounder expansion and the Corporation paid $306 in financing costs in relation to the EBRD loan in
2024 compared to $4,370 in 2023.
•Options were exercised for proceeds totaling $1,662 compared to $2,168 for the same period in 2023 and no warrants were exercised in 2024 compared to $11,276 in 2023.
•Payments related to long-term debt of $6,526 were made in 2024 compared to $nil in 2023.
•The Corporation closed an equity financing and issued 7,573,900 common shares of the Corporation at C$10.25 per common share for net proceeds of $57,297 compared to an equity financing of 11,151,550 common shares of the
Corporation at C$8.25 per common share for net proceeds of $68,765 in 2023.
•Lease liabilities payments between 2024 and 2023 were at a comparable level.
Use of Proceeds
February 14, 2024 Financing
On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77.6 million ($57.3 million).
The Offering was completed by way of a prospectus supplement filed on February 8, 2024 in each Canadian province, to the short form base shelf prospectus dated January 12, 2023.
Below is an update, in tabular form, reflecting the use of the funds as of December 31, 2024 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	36.9	28.0
Zgounder regional and other projects	4.4	4.4
General corporate purposes[18]	16.0	8.9
Total	57.3	41.3
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202426
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
February 14, 2024	Short Form Prospectus	Common shares	57,297
The net proceeds of the financing after financing costs are
being used for the exploration and development of
Boumadine, for Zgounder Regional exploration programs
and for general corporation purposes (see Use of
Proceeds section for a reconciliation of the usage).

January 25, 2023	Short Form Prospectus	Common shares	68,765
The net proceeds of the financing after financing costs
were used for the expansion of the Zgounder Mine, for
advancement of its exploration programs at Zgounder,
Zgounder Regional and Boumadine; and for general
corporation purposes.

From Jan 13, 2023 to Sep 2, 2023	Warrants	Common shares	11,276	The net proceeds from the exercise of warrants were used for the expansion of the Zgounder Mine, for advancement of other properties and for general corporation purposes.
From Apr 4, 2023 to Sep 24, 2024	Options exercised	Common shares	3,828	The net proceeds from the exercise of options were used to fund general administrative expenses, investing activities and other working capital needs.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202427
Financial Position

The following table details the changes to the statements of financial position as at December 31, 2024 compared to
December 31, 2023:

	As at December 31, 2024	As at December 31,2023	Variance
Cash	30,944	49,830	(38)%
Accounts receivable	1,827	607	201%
Sales taxes receivable	9,979	10,806	(8)%
Income tax receivable	3,415	—	NM
Inventories	27,389	16,810	63%
Deposit in trust	695	—	NM
Prepaid expenses and security deposits	2,249	2,346	(4)%
Options contracts	42	—	NM
Total current assets	76,540	80,399	(5)%
Restricted cash	18,246	20,503	(11)%
Deferred financing fees	—	1,888	(100)%
Non-refundable deposits to suppliers	2,787	8,136	(66)%
Deferred income tax	3,425	617	455%
Property, plant, and equipment	231,205	161,502	43%
Exploration and evaluation assets	67,904	60,012	13%
Total assets	400,107	333,057	20%
Total current liabilities	53,116	46,695	14%
Lease liabilities	1,121	887	26%
Long-term debt	95,517	57,672	66%
Asset retirement obligations	2,872	2,667	8%
Total liabilities	153,626	107,921	42%
Total equity	246,481	225,136	9%
Total liabilities and equity	400,107	333,057	20%
*NM: Not Meaningful
Assets
The change in the Corporation’s cash balance on December 31, 2024 compared to the amount held on December 31, 2023, is detailed in the section Liquidity and Capital Resources.
The increase in accounts receivable of $1,220 between December 31, 2023, and December 31, 2024, is mainly due to large lots of silver concentrate that were sold at the end of Q4-2024. The cash was received at the beginning of Q1-2025.
The decrease in sales taxes receivable as at December 31, 2024 compared to December 31, 2023 of $827 is related to reimbursements of over $6 million received during YTD-2024 partially offset by the increase of roughly $5 million mainly related to the Zgounder expansion. The Corporation’s sales tax receivable collection cycle has been reduced significantly in
2024.
Higher ore stockpile inventories are required at the Zgounder Mine in preparation for the ramp-up planned in H1-2025. The current stockpile of 336,371 tonnes has been gradually decreasing since the achievement of commercial production on
December 29, 2024, and is expected to continue declining during H1-2025 to maintain a stock equivalent to 3 to 6 months of production. In addition, all the production from the new Zgounder plant of 130,194 oz is being held in inventory at year-end.
The increase of $3,415 in income tax receivable is related to installments done in 2024 calculated based on last year’s taxable income.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202428
The Corporation has invested C$1 million ($695) as part of a C$16 million equity financing for Mx2 Mining Inc. The funds are currently held in trust pending the closing of the transaction related to the sale of the Amizmiz permit. (See Proposed
Transaction section).
The change in non-current assets balance on December 31, 2024 compared to the amount held on December 31, 2023, is detailed in the Liquidity and Capital Resources section.
Liabilities and Equity
The current liabilities increased by 14% between 2024 and 2023, mainly related to an increase of $9,608 in accounts payable and accrued liabilities due to the Zgounder expansion and the increased exploration expenses at Boumadine. It was partially offset by the reduction of $3,058 in income tax payable.
The lease liabilities have increased in 2024 following the extension of the lease at the Canadian headquarters.
The increase in asset retirement obligation is mainly due to the expansion of the Zgounder Mine and its anticipated reclamation costs at the end of the mine life.
The increase of $37,845 in long-term debt is related to the EBRD loan (See Note 7 of the FS).
The Corporation recorded a deferred tax liabilities of $1,000 in 2024.
The change in total equity is mainly attributable to net income during the period ended 2024 and the financing of C$77.6 million ($57.3 million) completed in February 2024 (See February 2024 Corporate Financing). In addition, 511,950 stock options with an average strike price of C$4.43 were exercised and 306,500 RSUs were settled at an average price of C$8.77 during 2024.
Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
1.Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
2.Ensure the externally imposed capital requirements relating to debt obligations are being met;
3.Increase the value of the Corporation’s assets; and
4.Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at December 31, 2024 managed capital is $341,993 ($278,393 December 31, 2023) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	As at December 31, 2024	As at December 31, 2023
Long-term debt	95,517	57,672
Total equity before non-controlling interests	246,476	220,721
	341,993	278,393
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202429
Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at December 31, 2024:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	51,351	—	—	—	51,351
Long-term debt	—	57,143	42,857	—	100,000
Interest on long-term debt**	4,917	14,397	3,942	—	23,256
Balance of purchase price payable	1,483	—	—	—	1,483
Lease liabilities	356	588	386	320	1,650
Asset reclamation obligations	—	—	—	3,352	3,352
	58,107	72,128	47,185	3,672	181,092
* Includes interest on long-term debt of $4,411 payable on January 19, 2025.
** The interest on the US$100 million long-term debt with EBRD has been calculated using the SOFR+5% (8.79%) rate as at December 31, 2024 for the $92 million
EBRD Tranche and at 1% for the Climate Investment Funds tranche of $8 million.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $280 and $1,170 for the three and twelve-month periods ended December 31, 2024 respectively ($336 and $1,289 for the three and twelve-month periods ended
December 31, 2024 and 2023 respectively);
•3.0% royalty to ONHYM on revenue from the Boumadine property;
•1.5% Net Smelter Royalty (“NSR”) to Société d’Exploration Géologique des Métaux (“SEGM”) on the Amizmiz property and on an 8 km radius area of interest; and
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
19 As per note 16 of the FS for the total cost of sales.
20 As per note 15 of the FS for treatment, smelting and refining costs reported as net of sales.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202430
Non-GAAP Measures

The Corporation uses non-GAAP key performance metrics to monitor and assess the operational performance of each active mining unit by calculating the adjusted operating cash cost per silver ounce sold and a new measure in fiscal 2024, adjusted cash cost per silver ounce sold, all to assess operating performance at the Corporation's active mining unit of Zgounder.
These indicators are commonly used as measures of performance in the mining sector, but they are presented in addition to the IFRS indicators, although there is no consistent definition. These non-GAAP financial measures are not standardized financial measure under IFRS used to prepare the financial statements of the Corporation to which the measure relate. These indicators are used by management to assess the cost of operations compared to peers and the performance of each mine in the portfolio.
The below indicators are non-GAAP performance indicators and were calculated using World Gold Council (or “WGC”)
guidelines. WGC is not an industry regulatory agency and therefore does not have the authority to develop accounting standards for disclosure specifications. Due to differences in underlying accounting rules and procedures, the different groupings used in the presentation on non-GAAP measures, other mining companies may calculate cash costs in a variety of ways. This measure is used by management and investors to evaluate operating efficiency on a per-ounce basis and to compare performance across periods and with other producers. The following table reconciles costs of sales, the closest IFRS measure, to adjusted operating cash costs and also provides the calculation of the non-gaap ratios.

	Three-month periods ended		Year ended
	December 31,		December 31,
Zgounder Silver Mine – Morocco	2024	2023	2024	2023
Cost of sales[19]	11,084	6,276	33,735	27,042
Share-based compensation	(580)	—	(580)	—
Depreciation	(1,953)	(60)	(3,246)	(4,884)
Inventory write-down	(294)	—	(294)	—
Treatment, smelting and refining costs[20]	718	733	2,992	2,997
Adjusted operating cash costs (A)	8,975	6,949	32,607	25,155
Total silver sales (oz) (B)	337,733	507,635	1,501,927	2,012,344
Cash cost per silver ounce sold (A/B)	26.57	13.69	21.71	12.50
Additional cogs due to ramp-up (C)	1,710	—	3,137	—
Adjusted operating cash costs (A-C)	7,265	6,949	29,470	25,155
Adjusted cash cost per silver ounce sold (A-C)/(B)	21.51	13.69	19.62	12.50
In H2-2024 additional operational costs for expansion preparations, mine ramp-up, health and safety activities, hiring of new staff, training and the two-month delay in the expansion of the Zgounder Mine. Underground mining costs also increased in the quarter as we used our mining contractor to increase the rate of stope development and catch up on bolting and screening. In aggregate these additional costs totaled approximately $3.1 million for the year ($1.7 million for Q4-2024). The additional costs represented $5.06 per oz sold in Q4-2024 and $2.09 per oz sold for fiscal 2024. Excluding these costs, the adjusted cash cost per silver ounce sold is $21.51 in Q4-2024 and $19.62 for fiscal 2024.
Available Liquidity
Available liquidity is a new non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at December 31, 2024	As at December 31, 2023
Cash	30,944	49,830
Undrawn amount under long-term debt	—	40,000
Available liquidity	30,944	89,830
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202431
Risks and Uncertainties

The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its common shares. Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this MD&A and, in particular, the following risk factors. If any of these risks described below occurs, or if any other risk not currently anticipated or fully appreciated occurs, the business and prospects of Aya could be materially adversely affected, which could have a material adverse effect on Aya’ financial condition, results of operations, valuation and the trading price of its shares.
Financial Risk Factors
Disclosure and description of the Corporation’s capital management, financial risk management and financial instruments, including the risks pertaining to credit, commodity prices, liquidity and currencies, are in notes 19, 20 and 21 of the FS.
Uncertainty in the Calculation of Mineral Reserves, Resources and Silver
Recovery
The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral
Resources (as defined in National Instrument 43-101). Until Mineral Reserves or Mineral Resources are mined, extracted, and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral
Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, the current understanding of the geological genesis of the area which underlies our models and, the cost of recovering and processing minerals at the individual mine sites. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Corporation’s mineral properties and may have a material adverse effect on the Corporation's operational results and financial condition. Mineral Resources on the
Corporation’s properties have been calculated based on economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Corporation’s Mineral Resources. In addition, there can be no assurance that silver recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.
Risks Inherent to Mining
The Corporation is engaged in the business of operating, exploring, developing, and acquiring mineral properties in the hope of locating or expanding on economic mineral deposits. Except for the Zgounder Silver Mine, all of the Corporation's property interests are at the exploration stage and are without a known mineral reserve. Accordingly, there is little likelihood that the
Corporation will realize any profits in the short to medium term from these properties. Any profitability in the future from the
Corporation’s business will be dependent upon locating economic mineral deposits. There can be no assurance, even if an economic mineral deposit is located, that it can be commercially mined.
Inaccuracies in Production, Cost Estimates and Cash Flow
From time to time, the Corporation prepares estimates of future production and future production costs for operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Corporation’s activities.
Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202432
Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short‐term operating factors relating to the
Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on‐site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Access to Water
Access to water constitutes a critical consideration for mining activities. Sufficient and constant water access are necessary for Aya’s operations, including for drilling, exploration, subsistence, processing ore, dust suppression, and other essential activities. Aya’s operations are located in Morocco, in a region which is prone to periodic droughts due to its arid climate, with limited rainfall and high evaporation rates. Droughts in Morocco can result from various factors, including irregular precipitation patterns, climate change, and unsustainable water management practices. Water scarcity risks can arise when the Corporation’s operations demand more water than the available supply during a specific period, weather caused by drought or inability to rely on efficient water infrastructure and technology. Water scarcity risks may be heightened by competition for water resources among companies, agriculture and communities surrounding Aya’s operations. Said risks include increased delays and costs for obtaining and using water for mining operations and unforeseen expenses related to water extraction, storage, treatment, transportation and disposal. The Corporation could be forced, for example, to construct reservoirs, pipelines, drill groundwater wells or find alternative water resources than it currently uses. In addition, governments in Morocco could, without notice to the Corporation, adopt new laws or regulations governing the access, storage, use, disposal and distribution of water and its quality. Any shortages or restrictions on water availability and compliance with new water-related laws or regulations could significantly increase operational complexity and costs and force Aya to reduce production, suspend operations temporarily, or seek alternative water sources, leading to delays and additional expenses. In case of prolonged limitations in access to water, the Corporation may be unable to continue its operations or to do so in a profitable manner. The occurrence of any of the aforementioned risks could have material adverse effects on our business, financial condition and results of operations.
Floods
Heavy seasonal rains and flash floods pose a risk to the Corporation's mining operations in Morocco.  The Corporation's
Zgounder Silver Mine and Boumadine Project, located within the Atlas Mountains region, are susceptible to experiencing sudden and intense rainfall, leading to the overflow of rivers and watercourses. This can result in the flooding of exploration and mining sites, damage to equipment, and contamination of mined materials in addition to blocking roads and prevent transportation to or from the work sites. Furthermore, flooding can cause delays in production, increase safety hazards for workers, and lead to costly repairs or operational shutdowns. Additionally, improper drainage systems or lack of flood mitigation measures in remote mining areas can exacerbate the risks, leading to long-term environmental damage and regulatory non-compliance.
Reliance on Contractors
Aya retains the services of contractors for exploration, engineering, development and construction projects as well as mining operations.  For instance, we have outsourced a major portion of the EPC work related to the Expansion Project to DF (see
"Material Contracts") and, we currently outsource our open-pit operations to qualified contractors in Morocco.  While the
Corporation is diligent in retaining reputable and competent contractors, we remain subjected to a number of risks related to the reliance on such contractors, including but not limited to, contract risk, execution risk, dispute and litigation risk, regulatory risk and labor risk, which could result in additional costs and liabilities. More specifically, should our open-pit contractors fail to perform according to the terms of the agreements negotiated, fail to conform to expected quality, safety and environmental standards, act contrarily to applicable laws and regulations, not maintain proper licenses and approvals, or experience business disruptions or shortages in properly trained staff,  our operations could be suspended, delayed or be entirely stopped, which may materially impact our operations as a whole. Should this happen, we may not be able to engage replacement contractors on similar terms or at all in a timely manner. Additionally, we may become engaged in disputes with our contractors, which could lead to additional expenses, distractions and potential loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations. Moreover, any failure by contractors to meet any of our quality, safety and environmental standards may result in liabilities to us and could also affect our compliance with government rules and regulations relating to exploration, mining and workers’ safety.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202433
Indebtedness
In connection with the financing of the Zgounder Expansion, the Corporation and its subsidiaries entered into various agreements with the EBRD and the CTF. These Agreements require us to comply with various provisions that may limit or inhibit our ability to pursue strategies and projects. Such provisions include but are not limited to prohibitions or limitations on:
the disposition of assets, the completion of mergers or acquisitions, transactions involving any change in control, specific investments, engaging in new business activities, incurring additional indebtedness, encumbering assets, paying dividends or making other distributions to shareholders and, engaging in transactions with our affiliates.
If we default under the Agreements, and such event of default is not cured or waived, the lenders could terminate their commitments under the debt instruments and cause all amounts outstanding with respect to the debt to become due and payable immediately, which could also potentially cause the acceleration of indebtedness under other agreements of the
Corporation that contain cross default or cross-acceleration provisions. If the indebtedness under the Agreements is accelerated and the Corporation is not able to repay or borrow sufficient funds to refinance its indebtedness, the lenders under the Agreements could proceed to enforce the collateral interests granted to them to secure that indebtedness, which could result in the loss of all of our assets including, but not limited to, mining permits, cash and accounts receivable. Should this occur, we may lose control over our business and/or be forced into a reorganization or liquidation of our assets and/or, bankruptcy, which could have a material adverse effect on our business, financial condition, and results of operations.
We may also incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as restrictive or more restrictive than those to which we are presently subject under the Agreements summarized above and any default under such debt instruments could entail similar consequences.
Our ability to make our scheduled payments and to meet our other obligations under our existing and future debt instruments depends on our financial condition and operational performance, which are subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow or that future borrowings will be available to us in amounts sufficient to enable us to pay all principal and interest on our debt and to meet other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition, and results of operations.
Boumadine project
The gold and silver within the pyrite of the Boumadine ore is encapsulated leaving it unleachable by traditional methods.  The
Au/S ratio for Boumadine is far from the generally seen ratio for existing projects. The Corporation is currently assessing the potential of various gold and silver extraction technologies. Should no solution be identified, the economic viability of the
Boumadine Project may be compromised, and the mineral resource estimate related to the project may prove to be materially inaccurate or otherwise negatively or positively affected.
Uninsured Risks
The Corporation’s business is subject to several risks and hazards, including environmental conditions, changes in regulatory environment, political and foreign country uncertainties, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses, and legal liability. The insurance coverage of the Corporation does not cover all potential risks because of customary exclusions, limitations in availability or, in the Corporation’s opinion, disproportionate cost in relation to insurable risks. There can be no assurance that the current coverage will remain available to the Corporation, that it will be fully renewed by the
Corporation or that, in the event an insured risk materializes, the coverage will be sufficient or that the insurers involved will be able to fulfill their obligations.
Additional Funding Requirements
The continuation of our exploration and development activities relies on cash flow from our operations and external financing and will require additional capital. In addition, any future decision to expand our exploration programs or operations and/or to acquire assets will also require additional capital, notably for project engineering and construction purposes. Accordingly, to sustain its current activities, to execute its business projects and strategy and to discharge its unanticipated liabilities, the
Corporation depends on its ability to generate free cash flow from its operating mine and to obtain external financing through debt financing, equity financing, the joint venturing of projects or other means. The Corporation does not currently have
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202434
arranged sources of incremental financing. There is no guarantee that the Corporation will be successful in securing financing for these purposes in a timely manner, on favorable terms, or at all. Any disruption and volatility in the global capital markets, such as that experienced in the past years because of the COVID-19 pandemic, could increase the Corporation’s cost of capital and adversely affect its ability to obtain financing. Should the Corporate raise funds by issuing additional equity securities, such financing may substantially dilute the interests of the current shareholders in the Corporation and reduce the value of their investment in the Corporation’s securities.
Integration of Future Acquisitions in Current Operations
The Corporation may make select future acquisitions. If the Corporation does make acquisitions, any positive effect on the
Corporation’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment. Acquiring additional businesses or properties could place pressure on the Corporation’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution. The integration of the Corporation’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the
Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-
term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Corporation’s Common Shares. In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Corporation. There can be no assurance that any future acquisitions will be successfully integrated into the
Corporation’s existing operations.
Compliance with Evolving Legal Requirements
Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.
Changes in these regulations or in their application are beyond the control of the Corporation and could adversely affect its operations, business and results of operations. Government approvals and permits are currently, and may in the future be, required in connection with the Corporation’s mining exploration and development projects. To the extent such approvals are required and not obtained, the Corporation may be restricted or prohibited from proceeding with planned exploration or development activities.
In addition, as its common shares are publicly traded, the Corporation must adhere to rules and policies set forth by various
Canadian and international governmental and self-regulatory bodies, such as the Canadian Securities Administrators and the
Toronto Stock Exchange, which are constantly changing and expanding in complexity.
Compliance with applicable laws, regulations, permitting requirements, rules and policies requires Aya to incur administrative and legal expenses which are generally increasing and may divert management’s focus from revenue-generating endeavors to regulatory compliance tasks.
Failure to comply with applicable laws, regulations, permitting requirements, rules or policies may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to be paused or cease, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.
Community Relations
Aya’s relationships with communities located near the sites where it conducts its exploration, development and operation activities as well as with other stakeholders are important to the success of its operations. There are some groups located in
Morocco, near the Zgounder Silver Mine, who have shown, in the past from time to time, opposition to the mining activities of the Corporation, including with regards to the use of limited water resources by the Corporation. Such opposition from local groups may also affect the activities of the Corporation in the future. In addition, there is an increased level of concern from the public in general with regards to the social and environmental impacts of mining activities. Non-governmental organizations and civil society groups often critique the extractive industries generally. Any legal challenges, work stoppages
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202435
and adverse publicity generated by them or local groups could have a material adverse impact on the Corporation, particularly on its ability to secure new permits, continue its operations, the laws governing its activities and its reputation. Such impacts may lead to decreased investor confidence and affect the Corporation’s operational results, financial position and cash flow.
While the Corporation is committed to operating in a socially responsible manner, there is no assurance that its efforts can fully mitigate these risks.
Health and safety
Mining exploration and operational activities inherently carry safety risks, including but not limited to surface or geotechnical incidents, underground fires, underground rockfalls,  blasting accidents, vehicle collisions, unsafe road conditions, falls from heights and contact with energized sources. In addition, mining operations activities can lead to mental and physical diseases related to, among other things, dust and chemical exposure, work in underground, confined spaces and hot environments, exposure to noise, ergonomic injuries and prolonged periods of strenuous work and isolation. The Corporation's maintains an unwavering commitment to the health and safety of its employees and contractors on site and within its offices. Under this commitment, the Corporation invests heavily in employee training and continuous education as well as on-site precautionary measures and procedures. Notwithstanding ongoing efforts, the aforementioned risks may arise and cause  injury, fatality, as well as legal action and regulatory measures taken against the Corporation. Any such event could damage the Corporation's reputation and hinder its ability to continue its operations and achieve its goals.
Environmental Matters
The Corporation’s operations are subject to environmental regulations, which can make operations expensive or prohibit them altogether.
The Corporation may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, other environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the property.
Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.
To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Corporation.
Uncertainty of Titles
Although the Corporation has obtained title opinions with respect to its key properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there can be no guarantee that the title to any of its properties will not be challenged or that they are not subject to unregistered liens, agreements or transfers or undetected defects. Third parties may, unbeknownst to the Corporation, have valid claims to underlying portions of the Corporation’s interests.
Conflicts of Interests
Certain directors and officers of the Corporation may also serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. Furthermore, certain directors and officers of the Corporation may also serve as directors of other companies involved in mineral exploration and development.
Consequently, the possibility of conflict of interest exists at several levels.
To the extent that such other companies may participate in ventures in which the Corporation is also participating, or participate in business transactions with the Corporation, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Corporation’s participation. Canadian law requires the directors and officers of the Corporation to act honestly, in good faith, and in the best interests of the Corporation and its shareholders. However, in conflict-of-interest situations, our directors and officers may owe the same duty to another
Corporation and will need to balance the competing obligations and liabilities of their actions or declare and refrain from voting on any matters in which such directors have a conflict of interest.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202436
Availability of Workforce and Labour Relations
The Corporation is dependent on its ability to attract and retain employees and contractors at all levels with appropriate technical, business and management skills and operating experience necessary to execute its exploration, development and exploitation activities. The Corporation competes with mining companies on a global basis to attract and retain skilled labor.
The remote locations at which its employees and contractors are called to work poses an additional challenge in terms of recruitment and retention. The employment of foreign workers in Morocco can be difficult in reason of the necessary work visas and permits the government requires. Shortages of suitably qualified personnel could have a material adverse effect on the Corporation’s business and operational results. The loss of current employees and contractors due to failure in maintaining satisfactory labour relations could also adversely affect its business and operations. To this effect, the
Corporation offers competitive remuneration and benefits and also implemented regular training sessions to improve general and specific skills of its work force. As part of its succession planning, the Corporation also identified a limited number of high potential employees whose development aims at making them key managers within a short to medium term.
Infrastructure
Mining operations, as well as development and exploration activities, rely on adequate infrastructure such as reliable roads, power sources, water supply and telecommunications equipment, which all significantly impact both capital and operating costs. Any shortage of infrastructure elements or delay in their availability, weather caused by natural phenomena, lack of maintenance, human interference or other reasons, could delay or stop exploitation and/or development of or projects and negatively affect the Corporation’s business, operational results and financial condition. Persistent or severe shortages or delay in availability could potentially lead to the alteration or abandonment of the Corporation’s exploration and development plans.
Dependence on a Single Mine
Aya’s only material property is the Zgounder Silver Mine. Unless new projects are acquired or advances our exploration properties are advanced to material status, any event affecting negatively the Zgounder Silver Mine could have a material adverse effect on the Corporation’s business, financial performance and operation results. The Corporation is actively seeking new projects and exploring its non-material mineral properties with the aim of developing additional producing assets. Until it succeeds in doing so, for which there can be no assurance, the Corporation will remain dependent on its operations at the
Zgounder Silver Mine for all of its cash flow.
Tailings Facilities and Dams
The waste rock, tailings and wastewater generated by our mining activities are kept in storage facilities and dams, at our sites.
Any failure or breach of these facilities or dams on our sites could result in extensive environmental and property damages and, personal injury or death. Poor design or inadequate maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. Some upstream dams at the Zgounder Silver Mine were constructed according to outdated norms and remain unsecured to this day – should such dams collapse, villages surrounding the site could be inundated and destroyed and residents could be injured or killed.
Unpredictable natural events, such as extreme weather, seismic events, or other incidents out of the corporation’s control could induce or contribute to failures in dams and tailings facilities. Should any of the aforementioned risks materialize, the corporation’s operations could be delayed or stopped and the financial condition and reputation of the corporation could also be materially and adversely affected. In such event, the corporation could face enforcement actions, obligations to remediate environmental contamination, personal injury claims, securities litigation and other consequences including but not limited to fines and penalties and third-party claims, the suspension or revocation of its exploration and exploitation permits. What is more, any failure to comply with environmental, health and safety laws or regulations pertaining to tailings facilities and dams may also result in injunctions and other consequences as those listed above. The costs associated with responsibilities and liabilities pertaining to tailings facilities and dams may be significant, higher than expected and result in a situation where it is no longer profitable to continue operations.
Reputation
The consequence of reputational risk is a negative impact to the Corporation’s public image, which may influence its ability to acquire future mining projects and retain or attract key employees. Reputational risk may arise under many situations including, among others, cyber-attacks and media crisis. Prior to acquiring a particular project, the Corporation mitigates reputational risk by performing due diligence, which includes a review of the mining project, the country, the scope of the project and local laws and culture. Once the decision to participate in a mining project has been taken, the Corporation continues to assess and mitigate reputational risk through regular Board and Board Committees reviews.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202437
Information Technology Systems and Cyber Security Threats
The Corporation’s operations depend, in part, on information technology systems and services as well as digital technologies
(collectively, “IT Systems”). The reliability and security of these IT Systems are critical for the secure processing, storage and transmission of information and data. Should the IT Systems’ functionality or security fail or be interrupted without possibility of being restored quickly, the Corporation’s ability to operate its facilities and conduct its business could be materially compromised. A failure in IT Systems or a breach in its security features could be caused by incidents including but not limited to cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, as well as unauthorized access to information and data, vandalism, theft, cyber-attacks and cyber-crimes targeting the Corporation’s systems or those of third parties on which it relies. While the Corporation performs audits and maintains its IT Systems to mitigate risks of failures and has implemented a series of security measures in respect of its information and data, there is no assurance that it will be successful in preventing risks of failures and security breaches from materializing. The failure of IT Systems or any part thereof could cause disruptions or delays in operations, theft of funds, misappropriation of assets, and lead to the loss, destruction, inappropriate or unauthorized use of data and information, including personal data, confidential information or intellectual property of the Corporation, its employees, suppliers or customers. The occurrence of any of the foregoing could have a material adverse affect on the Corporation’s cash flows, earnings, results of operations, financial condition and reputation. The Corporation may incur additional time and expense in relation to the remediation of the failure or breach, the improvement the IT Systems subject to the failure or breach and the notification of victims and appropriate authorities further to the breach. The Corporation could be subject to legal proceedings in respect of the failure or breach, which could require unexpected legal expenditures, and which could ultimately lead to a finding of liability, including under laws relating the protection of personal information, and the imposition of damages/fines/penalties.
Geopolitics, Restrictions on Repatriation of Earning and Changes in Tax
Regimes
The governments of Morocco and Mauritania, where the Corporation’s projects are currently located, support the development of their natural resources by foreign companies, but there is no assurance that, in the future, these governments will not adopt new or different policies, laws, regulations or interpretations thereof respecting foreign ownership of mineral resources, taxation, exchange rates, environmental protection, labour relations, community rights, repatriation of income or return of capital, restrictions on production, price controls, capital controls, export controls, currency controls, local beneficiation of silver or gold production, restrictions of earnings, expropriation of property, foreign investment, maintenance of claims, water use and mine safety.
Political and social instability and changes in policies, laws, regulations or interpretations thereof in Mauritania and in Morocco are beyond the Corporation’s control and, may result in the restriction or halting of the Corporation’s operations, limitations on the possibility of it engaging international consultants and personnel and, the curtailment of physical access to it projects. The possibility that a government in Mauritania or Morocco may adopt new or substantially different laws, regulations, policies or interpretations thereof, might extend to the renegotiation or nullification of existing agreements and permits or to the expropriation of assets, cannot be ruled out. The materialization of such risks could have material adverse effects on our business, results of operations and financial condition.
Substantially all the Corporation’s assets are held in its Moroccan subsidiaries though which it conducts its operations. As such, any new restrictions on the repatriation of earnings from our subsidiaries could impact on our ability to receive cash from our operations, which could have a material adverse effect on our financial condition.
Tax regimes and applicable tax rates in Morocco may change without notice. Moreover, the Corporation’s interpretation of tax laws and regulations, as applied to its transactions and activities, may not coincide with that of the authorities in Morocco and may be disputed. Consequently, the taxation applicable to transactions and operations involving the Corporation’s subsidiaries may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and interest and could impact the Corporation’s cash flow forecasts, all-in sustaining costs and operating costs, and ultimately have a material adverse effect on our financial condition.
Public Health Threats
Any pandemic, epidemic, endemic or other public health threat, including the emergence of any COVID-19 variant, could negatively impact the global economy and result in abnormal levels of volatility in financial markets and in the prices and demand for commodities, including gold and silver. As a result of the COVID-19 pandemic, the Corporation encountered challenges in terms of mobilization of its staff to and from its sites, delayed shipments of materials and augmentation of costs for supplies and transportation. The extent to which the Corporation may be operationally or financially adversely impacted by COVID-19 or any other pandemic, epidemic or public health threat in the future is highly uncertain and could be material, depending on a variety of factors including the locations, severity and spread of outbreaks, the actions taken by governments in the countries where the Corporation operates in response to any outbreaks and the degree of disruption of
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202438
supply chains. Significant outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries and ultimately, Aya’s business, operation results and financial condition.
Wars
Following the attacks by Hamas on Israel’s border in October 2023, Israel declared war against Hamas and launched a series of responding attacks in Palestine. Since the beginning of the Israel‐Palestine war, global oil prices have increased and, there is a risk that the instability in Middle East caused by the war result in further price increases, trade embargos, supply chain disruptions and other uncertain outcomes that may have material adverse effects on the Corporation.
Changes in Climate
Several governments have introduced or are moving to introduce climate legislation and treaties at the international, national, state/provincial and local levels.  Regulation relating to emission levels (such as carbon emission taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all the
Corporation’s operations.
In addition, the physical risks of climate change may also have an adverse effect on the Corporation’s operations.  These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Corporation's operations to world markets.
•Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the
Corporations mines and may require the Corporation to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•Continued desertification of the region around the Zgounder Silver Mine may cause a disruption in its water supply which may require additional costs to ensure sufficient water supply to support its operations.
•The Corporation’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  If the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Corporation’s operations may be reduced. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability.
Enforcement of Rights in Foreign Jurisdictions
Aya’s material subsidiaries, which directly own substantially all the Corporation’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Corporation’s operations are located outside of Canada. As such, in case of disputes arising from its operations, the Corporation may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Corporation may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that we may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations.
Anti-Corruption and Anti-Bribery
Aya conducts its business activities in in some parts of the world where corruption, including bribery, is reportedly widespread.
As such, there is a risk that dishonest, illegal or unethical conduct be used to achieve personal gain or to benefit a particular group or individuals in the course of business and, that things of value in any form, including money, gifts or benefits, be offered, given or promised to governmental officials to influence their actions or decisions or, in order to gain retain a business advantage. While said conducts may be considered an acceptable part of business culture in some countries, they may be illegal under anti-corruption, anti-bribery, anti-money laundering, or export control regulations and related laws. All such conducts would be in clear contravention of the Corporation’s Anti-Corruption and Anti-Bribery Policy ("ACAB Policy") and of its
Code of Business Conduct and Ethics. The ACAB Policy applies to the Corporation, any subsidiary over which the Corporation holds control, directors, officers and employees of the Corporation and persons that are authorized to interface with foreign officials for the Corporation as agents, representatives or independent contractors. The ACAB Policy provides that any failure to comply with its provisions constitutes grounds for termination or other disciplinary action. It also sets forth an obligation for the Corporation and its controlled subsidiaries to conduct periodic training for employees on the policy. The directors and officers of the Corporation and of its controlled subsidiaries, as well as managers and employees designated from time to
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202439
time by the legal officer, must certify at the commencement of their engagement with the Corporation, and annually thereafter, that they have read the ACAB Policy and have complied with its provisions. To further safeguard against the risks of corruption and unethical dealings, the Corporation retained the services of an independent whistle-blower line, accessible to anyone who wishes to elevate their concerns, and available on an anonymous basis. Notwithstanding the preventative measures taken by the Corporation, should there be a violation of applicable local and/or extraterritorial anti-corruption, anti-bribery laws in the course of the Corporation’s business activities, civil and criminal fines, penalties and consequences could apply against the
Corporation or its representatives, which could lead to material operational, financial and reputational damages.
Supply Chain Disruptions
Global supply chain disruptions, including prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Corporation could have adverse impacts on its operating costs and capital expenditures and delay its exploration, construction and production activities. These disruptions may be the result of macroeconomic matters outside of the Corporation’s control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics and international sanctions, including those imposed in the context of the invasion of Ukraine by
Russia, among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor.
As a result of recent violent attacks on vessels in the Red Sea area, several carriers have diverted their commercial vessels from the Suez Canal, to sail around the Cape of Good Hope. This critical maritime route disruption has caused the expected delivery time of new equipment at the Corporation’s facilities in Morocco to be delayed. The duration of the disruption and the potential ripple effects thereof, including potential upward inflationary pressure on future shipping costs, are unknown and could result in further materialization of the aforementioned risks
Delays, Postponement and Incompletion of Projects
Exploration, development and construction projects in the mining industry are inherently risky, subject to many uncertainties and, capital intense. It is not unusual for legal, administrative, engineering and operational challenges to delay the advancement of such projects and require more capital than anticipated, especially in developing countries. Such challenges include acquiring all of the necessary mining and surface rights, project economics, inability to obtain sufficient funding, delays in obtaining environmental and construction authorizations and permits, as well as unforeseen difficulties encountered during the development process, including labour disputes. Any of these challenges among many others could cause delays in the achievement targeted milestones pertaining to the Zgounder Expansion or any other exploration or development project of the Corporation, affect its ability to raise sufficient funds for the advancement of projects, cause the Corporation to choose to indefinitely postpone or abandon a project or, cause the project expenditures, operation and financial outcomes to be inconsistent with the budget, plans and forecasts. The materialization of any such risk could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Illegal Miners
Since the acquisition of the Tijirit gold project n June of 2021, the Corporation has faced and may continue to face risks associated with illegal artisanal mining on its properties in Mauritania. Illegal miners may compromise the safety of the operations on site, cause contamination of the environment as the result of unauthorized use of chemicals, including cyanide and mercury, and in certain cases, accelerate the depletion of our ore bodies. Although the local government authorities have undertaken measures that have reduced the occurrence of illegal mining and removed same from the area of interest on the
Corporation ’s mining permit, the Corporation cannot provide assurance that these measures will be sustainable or successful in reducing or eliminating illegal mining in the future or on the entirety of its permit. The Corporation may also be held liable for environmental damage and/or personal injury associated with illegal mining activity on its properties despite its efforts to prevent that activity. Any of these factors could have a material adverse effect on the Corporation’s business, results of operations and financial condition.
Liquidity
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The
Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. Over the years, the Corporation generates cash flow from its financing activities and from the sales realized at the
Zgounder Silver Mine.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202440
Fund Repatriation
Repatriating funds from Morocco to the Corporation's mother company in Canada, in Dirhams and foreign currency requires several authorizations from the Office des Changes, the government and the banks. This process is cumbersome and despite an existing regulatory framework remains subject to discretion in the application. To mitigate this risk, the Corporation seeks pre-approval by the Office Des Changes of the contractual obligations of repatriation from its subsidiary prior to advancing any money. The pre-clearance and pre-approval minimize the risk at the time of execution. We have also tested repatriation of funds from Morocco to Canada with success. We continue to transact money from one country to another on a regular basis to continually validate this mechanism.
Price of Commodities
The profitability of Aya’s operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Aya. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.
Silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.
Internal Controls
The Corporation has implemented internal controls over the preparation of its financial statements and other financial disclosures, to provide reasonable assurance that its financial reporting is reliable in all material respects and that the quarterly and annual financial statements are being prepared in accordance with IFRS and other relevant accounting standards and securities legislation. The Corporation also oversees financial transactions based on various controls to prevent fraud and inadequate operations.  Our internal controls do not provide absolute assurances regarding the reliability of financial statement preparation, financial reporting and financial transactions.  In assessing our internal controls from time to time, we may find some internal controls to be lacking or insufficient to prevent or detect all errors or fraud, potentially leading to detrimental consequences in terms of investor confidence and for our business and the value of our securities in the market.
Currency
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM and BGM, for which the functional currency is the
Moroccan Dirham . Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in
Moroccan Dirham. Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below. The Corporation enters into put option contracts to mitigate the risk of fluctuations in the exchange rate of its holdings of US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or
expire at no obligation to the Corporation.
Interest Rates
Interest rate risk is inherent in interest-bearing assets like loans or bonds, as their value can fluctuate in response to changes in interest rates. Aya is currently exposed to this risk, primarily with respect to its EBRD Facility, which accrues interest at a variable rate of SOFR + 5% on US$92. As a result, any increase in interest rates will lead to higher borrowing costs, reducing cash flows available for reinvestment in operations. The Corporation’s Climate Investment Funds ("CTF Tranche") of $8 million, however, is subject to an interest rate structure tied to the achievement of specific ESG and operational milestones. Having successfully achieved all three milestones, the interest rate on the CTF Tranche was reduced to an all-in rate of 1.00% effective
July 1, 2024. While the Corporation has secured a fixed, low-cost structure for the CTF Tranche, it remains exposed to fluctuations in SOFR on the EBRD Facility, which could impact financial flexibility. Aya continuously monitors interest rate trends and evaluates potential risk mitigation strategies to manage this exposure.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202441
Use of Derivative Instruments
Aya sometimes uses derivative instruments like put and call options and forward sales to protect a portion of its cash flows against decreases in the prices of silver or increases in the underlying commodities it uses. Such hedging activities may not always be available to Aya, may not be effective in reducing the volatility of its cash flows and may reduce Aya’s earnings, profitability and cash flows. There are risks that contracts pertaining to the derivative instruments: i) limit the price that can be realized on the hedged portion of the silver, if the market price of silver exceeds the strike price stipulated therein; and ii)
stipulate commodity purchase prices higher than the prevailing market prices. The derivative instruments are only used within the production limits of the Corporation and the portion of the silver that  may be hedged through said instruments remains within the limits of the Corporation’s risk matrix, approved by the Audit Committee.
Credit
Credit risk refers to the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, options contracts, and long-term restricted cash. The Corporation’s cash is mostly held with reputable Canadian or Moroccan banks.
Credit risk arises from the possibility that the clients which the Corporation sells its product to may experience financial difficulties and be unable to fulfil their obligations. The Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties to mitigate the risk of financial loss from defaults. The
Corporation monitors the credit risk of customers through credit rating reviews and constant communication with customers.
The Corporation sells its ingots and silver concentrated ore to a limited number of large customers and has never experienced a credit loss. Consequently, credit risk is considered to be limited. In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Impairment
Regular assessments are to be conducted by Aya to determine whether impairment is necessary for any of its assets.
Assessing impairment involves making significant judgments based on various external and internal factors, some of which are beyond the Corporation's control, and necessitates the use of estimates and assumptions for each cash-generating unit.
External factors encompass a wide range, from overall economic activity to changes in commodity prices, toll rates, discount rates, foreign exchange rates, and regulatory requirements. Internal factors include production volume, resource conversion capabilities, capital and operating expenditures, and future development plans. There's no guarantee that management's estimations of the future will align with actual events, potentially leading to further impairment charges. The timing and magnitude of such charges are challenging to predict and could have a materially adverse impact on the Corporation's business, financial status, and operational results.
Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	4,121,484	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	5,000,000	15.63
	9,569,451	9.03
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202442
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of March 27, 2025	130,790,053
Shares reserved for issuance pursuant to share purchase options	9,569,451
Shares reserved for issuance pursuant to deferred share units	457,124
Shares reserved for issuance pursuant to restricted share units	1,504,891
142,321,519
Off-Balance Sheet Arrangements
As at December 31, 2024 the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the
FS.
Related Party Disclosures
During the three and twelve-month periods ended December 31, 2024 and the year ended December 31, 2023, the following related party transactions occurred in the normal course of operations:
•Management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief
Executive Officer of $55 and $758 for the three and twelve-month periods ended December 31, 2024 2024 ($207 and
$772 for the three and twelve-month periods ended December 31, 2024 2023 respectively). As at December 31, 2024,
$305 (December 31, 2023 - $412) was due to that company;
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and twelve-month periods ended December 31, 2024 and 2023, the remuneration awarded to key management personnel
(including the amounts above) was as follows:

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
Salaries and benefits	307	664	1,288	1,226
Management consulting and professional fees	138	364	1,110	1,146
Share-based payments	3,763	608	6,905	2,320
	4,208	1,636	9,303	4,692
Accounting Policies, Judgments and Estimates

Critical Accounting Judgments and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202443
In preparing the Corporation’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, the
Corporation applied the critical judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2024.
Proposed Transaction

On September 12, 2024, the Corporation announced a non-binding term sheet for the spinout of its Amizmiz Gold Project in
Morocco and an exclusive option on its Tijirit Project in Mauritania to Mx2 Mining Inc. ("Mx2"), a new North Africa-focused gold company. Aya will transfer its rights to the Amizmiz Property to Mx2 and is expected to own approximately 42% of Mx2, becoming its largest shareholder. The transaction requires confirmatory due diligence and standard closing conditions.
On November 20, 2024, Mx2 announced the closing of C$16 million brokered equity financing for exploration and working capital, with funds available upon closing of the transaction scheduled for late H1-2025. Aya invested $695 (C$1 million) in
Mx2's financing.
Following the Mauritanian government's decision to grant a six-month extension of the Tijirit mining permit, ending in June
2025, the Corporation has determined that the long-term viability of the project is no longer assured. Consequently, the
Corporation has decided to abandon the Tijirit Project, wind down its local operations, and exit Mauritania to concentrate its efforts in Morocco. An impairment on its exploration and evaluation assets of $27,350 was recorded in Q4 2024.
As a result, the transaction with Mx2 is now expected to close with the Amizmiz gold project as the sole asset transferred to
Mx2 by the Corporation.
Management’s Report on Internal Controls and Financial
Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of Aya and its subsidiaries and to ensure that required information is gathered and communicated to the
Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
An evaluation of the effectiveness of the Corporation’s disclosure controls and procedures, as defined under the rules of the
Canadian Securities Administration, was conducted as at December 31, 2024 under the supervision of the Corporation’s
Disclosure Committee and with the participation of management.
Based on the results of that evaluation, the CEO and the CFO concluded that the Corporation’s disclosure controls and procedures were effective as at December 31, 2024.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202444
Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the
Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Management, under the supervision of the Chief Executive Officer (CEO) and Chief Financial
Officer (CFO), has evaluated the effectiveness of ICFR and based on that evaluation, the Certifying Officers have concluded that the Corporation’s ICFR was effective as at December 31, 2024. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission (“COSO”).
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.
Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of the Corporation, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings
"Environmental, Social and Governance", “Development and Exploration”, “Operating Results”, “2025 Guidance and Outlook”,
and “Liquidity and Capital Resources” and amongst others include, without limitation, statements with respect to mining rate of 40,000 tpd of total material moved to be achieved at the open pit by end of 2025, the impacts of the backfilling of the stopes in the underground mine, the advancement of the development ramp at a rate of 25 vertical meters every two months, reaching mill recovery rate as per the Feasibility Study of approximately 89% in 2025, reaching 2700 tpd or nameplate capacity of processing rate in 2025, our 2025 guidance and outlook specifically guidance for production of between 5 to 5.3 M oz Ag, cost guidance, including silver cash cost of between $15 and $18 per oz, production costs of sales, all-in sustaining cost of sales, and capital expenditures; average recoveries being between 84% and 88%, average grade processed being between 170g/t Ag and 200g/t Ag,  statements with respect to timelines of certain events and plans including timelines related to the ramp-up to commercial production, advancement of mining rates, milling rates, achieving nameplate capacities at the mill, advancement rate of the ramps, increase of processing capacities, statements with respect to recoveries, average grades mined or processed, exploration budgets; identification of additional resources and reserves or the conversion of resources to reserves;
the Corporation’s liquidity and access to cash; ESG objectives; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Corporation’s ESG or Climate Change strategy; forecast for the Corporation’s projects including the new plant; budgets for and future prospects for exploration, development and operation at the Corporation’s operations and projects, including the Zgounder project; potential mine life extensions at the Corporation’s operations; the
Corporation’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits at Zgounder or Boumadine, estimates and the realization of such estimates (such as mineral or silver reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “expect”, “on track”, “on target”, “continue”, “plan”, “remain”, “confirm”, “guidance”, “outlook”, “estimate”, “range”, “extend”, “design”, “objective”,
“advance”, “continue”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of the Corporation referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the
Annual Information Form dated March 31, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202445
from the Corporation’s operations and development projects being consistent with current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5)
the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the
Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the
Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the Corporation’s internal models;
(10) labour and materials costs increasing on a basis consistent with our current expectations; (11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations, (18) having and maintaining human and technical capacities to execute on its plans to achieve the 2025 Guidance figures, and (19) transactions announced by the Corporation, including the
Mx2 spinoff advancing and closing per the Corporation’s timeline and expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; innacuracies of mining reserve and ressource calculations, challenges related to underground mining, fluctuations in the currency markets; fluctuations in the spot and forward price of silver or certain other commodities; price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group silver producers and the Corporation, and the resulting impact on market price to net asset value multiples; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);risks arising from reliance on a single operating mine, risks arising from reliance on contractors namely one EPC provider at the Zgounder expansion project and one open pit mining contractor, changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, withholding tax, capital tax, tariffs, value-added or sales tax, production royalties, excise tax, customs/import or export taxes/duties, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets;
political or economic developments in Morocco or Mauritania; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations or any other applicable jurisdiction; the speculative nature of silver or gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of silver and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Aya’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Aya, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada including, but not limited to,  the “Risk Factors” set forth in the Corporation’s Annual
Information Form dated March 31, 2025. These factors are not intended to represent a complete list of the factors that could affect Aya. The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
AYA GOLD & SILVER INC. INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202446
Additional Information and Continuous Disclosure

Additional information about the Corporation FS for the year ended December 31, 2024, will be available on SEDAR+ at
www.sedarplus.ca and on the Corporation’s website at www.ayagoldsilver.com on March 28, 2025. The Corporation’s AIF will be available on March 31, 2025.
Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under National Instrument 43-101 for Aya
Gold and Silver has reviewed and approved the technical content of this document.